Service

Expertise

Integrity

Exhibit 99.1

NORTHERN TRUST CORPORATION

Frederick H. Waddell
Chairman &
Chief Executive Officer

CLSA AsiaUSA Forum 2010

San Francisco, California

March 2, 2010

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, risk management policies, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2009 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda



Northern Trust Corporation

- ☑ Strategic Positioning
  - Personal Financial Services
  - Corporate & Institutional Services
  - Northern Trust Global Investments
- ☑ Financial Strength
  - Conservative, Client Driven Balance Sheet
  - Consistent Earnings Power

Service

Expertise

Integrity

Strategic Positioning

Northern Trust

A Client-centric and Highly Focused Business Model


Our Clients
Pension Funds
Large Corporations
Investment Management Firms
Insurance Companies
Sovereign Wealth Funds
Government Agencies
Taft-Hartley
Foundations / Endowments / Healthcare
Families
Family Foundations
Family Offices
Individuals
Privately Held Businesses
Corporate & Institutional Services
Personal Financial Services
Northern Trust Global Investments
Operations & Technology

Assets Under Custody	Assets Under Management	Balance Sheet Assets
$3.7 Trillion	$627.2 Billion	$82.1 Billion

As of 12/31/09

A Client-centric and Highly Focused Business Model

Northern Trust has resisted the temptation to change our business or risk profile to capitalize on temporarily shifting cycles.

Businesses Northern Trust is NOT in:

- Investment Banking
- Retail Banking
- Sub-Prime Mortgage Underwriting
- Discount Brokerage
- American Depositary Receipts
- Credit Cards
- Consumer Finance
- Venture Capital
- Stock Transfer

Service Expertise Integrity

Personal Financial Services

Northern Trust

Extensive Reach in Attractive Target Market

Network of PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.

Northern Trust Named

'Best Private Bank in North America'

By publications of the Financial Times Group, November 2009


Washington (1)
California (11)
Nevada (1)
Arizona (5)
Colorado (1)
Texas (7)
Minnesota (1)
Wisconsin (1)
Illinois (15)
Missouri (1)
Michigan (3)
Ohio (1)
Georgia (1)
Florida (25)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)

Northern Trust

Integrated Approach to Wealth Management…

…addresses the full spectrum of our clients' unique needs.



Client
Asset Servicing
Financial Planning
Family Education
Family Business Management
Brokerage Services
Philanthropic Services
Tax Services
Family Advisory Services
Estate Planning
Online Services
Private & Business Banking
Estate Administration
Investment Management

Largest Personal Trust Provider in the U.S.



	Personal Trust Assets ($ Billions)
1. Northern Trust	**$190.4**
2. Bank of America	105.7
3. Wells Fargo	69.3
4. JPMorgan Chase	63.2
5. Citigroup	61.2
6. PNC Financial	51.2
7. Bank of NY Mellon	44.7
8. U.S. Bancorp	34.4
9. SunTrust	20.6
10. Wilmington Trust	18.7

Source: SNL Financial; As of September 30, 2009

Spotlight: Industry Leading Wealth Management Group

Serving the World's Wealthiest Families

Overview:

- ~410 family relationships in 19 countries
- Average relationship size = $475+ million
- 20% of *Forbes 400 Richest Americans*
- WMG AUC CAGR 1999-2009 = 14%
- S&P 500 CAGR 1999-2009 = -3%

Assets Under Custody:

($ billions)



$52
$65
$82
$114
$195
$196
S&P 500
1999
2001
2003
2005
2007
2009

Client Locations:

- Bermuda
- Canada
- France
- Germany
- Greece
- Ireland
- Israel
- Italy
- Luxembourg
- Mexico
- Monaco
- Netherlands
- Portugal
- Saudi Arabia
- South Africa
- Switzerland
- Turkey
- United Kingdom
- USA

Service Expertise Integrity

Corporate & Institutional Services

Northern Trust

A Worldwide Leader in the Institutional Marketplace


Asset Management
Asset Enhancement
Asset Reporting
Asset Administration
Asset Processing

- Active
- Index
- Investment outsourcing
- Liability driven investing
- Manager of managers
- Hedge funds
- Private equity
- Transition management

- Cross-border pooling
- Trade execution
- Cash management
- Securities lending
- Foreign exchange
- Commission management

- Investment accounting
- Reporting and valuation
- Performance analytics
- Risk monitoring and reporting
- Trade execution analysis
- Data warehouse

- Fund accounting
- Fund administration
- Transfer agency
- Corporate secretarial
- Trustee
- Investment operations outsourcing

- Safekeeping
- Settlement
- Derivatives processing
- Income collection
- Corporate actions
- Tax reclamation

Positioned Globally for Growth

Serving clients locally and capitalizing on global opportunities



North America
Chicago (Corporate Headquarters)
Toronto
New York
Europe, Middle East, & Africa
Dublin
Limerick
Guernsey
Jersey
Stockholm
London
Amsterdam
Luxembourg
Abu Dhabi
Asia Pacific
Tokyo
Beijing
Hong Kong
Bangalore
Singapore
Melbourne

18 Locations Worldwide

Clients in 41 Countries

Trade Settlement in 90+ Markets

Northern Trust

Service | Expertise | Integrity

Strong Presence in Target Institutional Segments

Pension Plans

Of the Top	Northern Serves
100 U.S. Corporate Plans	44%
200 U.S. Funds	47%
200 U.K. Funds	30%

Public Funds / Taft-Hartley / Insurance

Of the Top	Northern Serves
25 Taft-Hartley Funds	36%
100 U.S. Public Funds	38%
100 U.S. Insurance Cos	24%

Foundations, Endowments, and Healthcare

Of the Top	Northern Serves
50 U.S. Foundations	30%
50 U.S. Endowments	28%
50 U.S. Healthcare Funds	36%

Fund Administration

- Serves 28% of the Top 200 Asset Managers in the world
- A leading provider of Offshore Private Equity Fund Administration services in Europe
- Fund Administrator for more funds in Ireland and Guernsey than any other provider

Sources: Pensions and Investments 26 January 2009 (all US Pensions), 22 December 2008 (Foundations, Endowments and Investment Managers); Pension Funds and Their Advisors, 2008 (UK Funds); AsianInvestor, May 2008 (Asian Investors); the Money Market Directory, 2008 (Healthcare Funds); A.M. Best Insurance Reports, Investments & Pensions Europe Top 1000 Pension Funds, September 2008 (Dutch and Nordics); and Benefits Canada Top 100 Pension Funds, June 2008.

Spotlight: Pursuing Mandates Across Multiple Markets


Canada
U.S.A.
Bermuda
United Kingdom
Norway
Iceland
Ireland
France
Guernsey and Jersey
Netherlands
Switzerland
Sweden
Finland
Germany
Luxembourg
Belgium
Malta
Oman
Kuwait
Saudi Arabia
Bahrain
Qatar
UAE
Denmark
Japan
China
Thailand
South Korea
Taiwan
Philippines
Brunei
Malaysia
Singapore
Indonesia
Hong Kong
Australia
New Zealand

- ✓ ~53% Global AUC
- ✓ ~35% Net Income – non U.S.
- ✓ ~35% Staff – outside U.S.

Northern Trust

Spotlight: A Decade of Strong Growth in International Assets

Global Custody Assets *($ Billions)*

12/31/99 to 12/31/09	CAGR
Global Custody Assets	**+20%**
S&P 500	-3%
EAFE International	-1%


$312
$385
$452
$471
$727
$965
$1,240
$1,691
$2,087
$1,422
$1,933
21%
23%
27%
32%
35%
38%
42%
48%
50%
47%
53%
Global Custody Assets as a % of Assets Under Custody
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Service

Expertise

Integrity

Northern Trust Global Investments

Northern Trust

A Diversified, World Class Asset Manager

$627.2 Billion

Assets Under Management as of December 31, 2009

Across Asset Classes



Short Duration $229 Billion (36%)
Equities $265 Billion (42%)
Other $17 Billion (3%)
Fixed Income $116 Billion (19%)

Across Client Segments



Personal $145 Billion
Institutional $482 Billion

Across Styles



Active $308 Billion (49%)
Index $280 Billion (45%)
Manager of Managers $39 Billion (6%)

Providing Investment Solutions to Target Clients

$627.2 Billion

Assets Under Management as of December 31, 2009

Investment Solutions for Personal Clients

$145.2 Billion



Equities
$51B / 35%
Fixed
Income
$47B / 32%
Short
Duration
$36B / 25%
Other
$11B
8%

Investment Solutions for Institutional Clients

$482.0 Billion



Passive
$267B / 55%
Sec
Lending
Collateral
$115B / 24%
Short
Duration
$67B / 14%
Other
$1B / <1%
Active Fixed
Income / $8B / 2%
Manager of Managers
$24B / 5%

Northern Trust

Service | Expertise | Integrity

A Continuum of Global Investment Solutions

Client-specific solutions delivered through an extensive range of investment products and services

Products

Products	Equities: Large-Cap	Mid-Cap	Small-Cap	International	Enhanced	Emerging Markets	Socially Responsible	Frontier Emerging	Custom	Fixed Income: Core	International	Governments	Cash	Enhanced Cash	High Yield	Alternatives: Private Equity	Hedge Funds
Active	☑	☑	☑	☑						☑	☑	☑	☑	☑	☑		
Global Index Management	☑	☑	☑	☑	☑	☑	☑	☑	☑	☑	☑						
Manager of Managers	☑	☑	☑	☑						☑						☑	☑

Services

Securities Lending | Transition Management | Commission Recapture | Securities Brokerage | Cash Overlay

Northern Trust

Service

Expertise

Integrity

Financial Strength

Northern Trust

Consistently Strong and Conservative Balance Sheet

High Quality, Short Duration Securities Portfolio

- 91% of Northern Trust's total securities portfolio composed of U.S. Treasury, government sponsored agency, and triple-A rated securities
- 84% of Asset-Backed Securities rated triple-A
- Exposure to subprime Asset-Backed securities relative to the overall portfolio minimal at ~1%
- Total net, pre-tax unrealized losses of only $36 million

Diversified, High Quality Loan Portfolio

- Relationship-based lending practices
- Consistent and conservative underwriting standards
- Loan quality notably better than peer averages*



3.95%
2.56%
1.11%
0.44%
EOP NPAs to Loans
NCOs to Avg Loans
NTRS
Top 20 Peers' Average

Consistently Outstanding Capital Strength

Northern Trust Corporation

Tier 1 Capital Ratio	13.4%
Well Capitalized Guideline	*6.0%*
Total Risk-Based Ratio	15.8%
Well Capitalized Guideline	*10.0%*
Leverage Ratio	8.8%
Well Capitalized Guideline	*5.0%*
Tier 1 Common Equity	12.8%
Tangible Common Equity	7.2%



COMMON EQUITY ($ Billions)
CAGR: +12%
$2.3
$2.7
$2.9
$3.1
$3.3
$3.6
$3.9
$4.5
$4.9
$6.3
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

All data is as of December 31, 2009. *Top 20 U.S. banks in terms of balance sheet assets.

Strong, Consistent Growth Over Time

ASSETS UNDER CUSTODY

($ Trillion)
1999-2009 CAGR = 9%
S&P 500 CAGR = -3%
EAFE CAGR = -1%



$1.5
$1.7
$2.1
$2.9
$4.1
$3.7
1999
2001
2003
2005
2007
2009

ASSETS UNDER MANAGEMENT

($ Billion)
1999-2009 CAGR = 8%
S&P 500 CAGR = -3%



$292
$320
$479
$618
$757
$627
1999
2001
2003
2005
2007
2009

TOTAL REVENUES

($ Billion)
1999-2009 CAGR = 8%
S&P 500 CAGR = -3%



$1.8
$2.2
$2.1
$2.7
$3.6
$3.8
1999
2001
2003
2005
2007
2009

NET INCOME

($ Million)
1999-2009 CAGR = 8%
S&P 500 CAGR = -3%



$405
$488
$405
$584
$821
$853
1999
2001
2003
2005
2007
2009

Note: All VISA related items excluded due to their non-operating nature.

Service Expertise Integrity

Concluding Thoughts

Northern Trust

Strategic Growth Opportunity + Financial Strength

Well Positioned to Capitalize on Global Growth Opportunities

- Leadership position in attractive, client-focused, business segments
- Strong brand and reputation with a 120-year heritage
- Compelling growth opportunities from global dislocation
- Proven record of managing the business for long-term growth and profitability

Financial Strength and Soundness a Differentiating Factor

- Conservative management practices
- Distinctive balance sheet strength
- Strong capital levels
- Invested, experienced and stable management team

Service

Expertise

Integrity

Exhibit 99.1

NORTHERN TRUST CORPORATION

Frederick H. Waddell
Chairman &
Chief Executive Officer

CLSA AsiaUSA Forum 2010
San Francisco, California
March 2, 2010

Northern Trust